January 24, 2018

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Mutual Fund and Variable Insurance Trust, File Nos. 033-11905 and 811-05010

Dear Sir/Madam:

On behalf of Mutual Fund and Variable Insurance Trust (the “Trust”), a registered investment company, we submit, via electronic filing, Post-Effective Amendment No. 168 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of the filing is to register shares of the Rational Income Opportunities Fund (the “Fund”), a new series of the Trust.

The Registrant believes that the Prospectus and Statement of Additional Information of the Fund are substantially similar to the Prospectus and Statement of Additional Information of Rational Income Opportunities Fund, which was filed July 3, 2017 (SEC Accession No. 0001580642-17-003750) and subsequently withdrawn. The Fund’s Prospectus contains edits that are intended to be responsive to prior SEC staff comments related to limiting below investment grade CMBS to 15% of net assets. To aid in the review of this filing, edits from the summary portion of the Prospectus are reproduced below.

Principal Investment Strategies

The Fund's sub-advisor seeks to achieve the Fund's investment objective by investing primarily in U.S. agency and non-agency commercial mortgage backed securities (“CMBS”) and other commercial real estate structured securities, such as real estate investment trusts (“REITs”). The Fund’s ~~may invest~~ CMBS investments will be primarily in securities that are rated investment grade ~~or below investment grade (rated below~~. The Fund considers CMBS to be rated investment grade if, at the time of purchase, the security is rated at least BBB- by Standard & Poor’s Rating Services or the equivalent by another nationally recognized statistical rating organization or, if unrated, the sub-advisor determines the CMBS to be of comparable quality. The Fund may also invest up to 15% of the Fund’s net assets in CMBS that are below investment grade (which is also known as “junk”, and may include securities rated as low as C and non-rated securities) ~~without limit and~~. The Fund’s CMBS investments will have an average maturity ranging between 1 and 10 years and a duration ranging between 0 and 10 years. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The

Parker.Bridgeport@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3238	4835-4105-6847.24

longer a security’s duration, the more sensitive it will be to changes in interest rates. The Fund may also ~~utilizes interest rate and credit~~ use hedging strategies ~~including~~ by investing in exchange traded funds (“ETFs”), exchange traded notes (“ETNs”) and derivative hedging products (options, futures and credit default swaps) to hedge core positions and protect gains and principal. The Fund may also utilize leverage (i.e. borrowing against a line of credit), subject to the limits of the Investment Company Act of 1940 (the “1940 Act”). Certain of the Fund’s investments may have legal or contractual restrictions on resale or are otherwise illiquid, which means any security that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the security (“Illiquid Securities”). The Fund will not invest more than 15% of the Fund’s net assets in these Illiquid Securities.

The Registrant has not reproduced other edits as it believes they are of less material nature and would not materially aid in review. Based upon the preceding and pursuant to Securities Act release No. 6510 and Investment Company Release No. 13768 (February 15, 1984), the Registrant has authorized us to request, on its behalf, selective review of the above referenced Registration Statement. The Registrant and principal underwriter will be requesting acceleration of effectiveness of this Amendment by separate letter.

If you have any questions, please contact Emily Little at (614) 469-3264, Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport